
PREMIUM COFFEE FOR A NEW GENERATION OF VETERANS
AERIAL RESUPPLY
Coffee
SINCE 2021
FIRE WATCH
100% COLOMBIAN MEDIUM BLEND
MANUFACTURED FOR AERIAL RESUPPLY COFFEE
CHARLOTTESVILLE, VA 22911
WWW.AERIALRESUPPLYCOFFEE.COM

INVEST IN **AERIAL RESUPPLY COFFEE**

Caffeine & Support for a New Generation of Veterans

aerialresupplycoffee.com Charlottesville VA

Highlights

1. On track for 5x projected revenue growth in 2023
2. ARC founder spent 20 yrs in logistics for the biggest industry in the world (US Military)

3. Poised well to capitalize on a 3-tiered distribution model: DTC, B2G, "in-store" veteran experience

4. Already a $90 lifetime customer value, with early brand recognition

5. Our subscription model has increased 56% YoY

6. B2B launches with Kroger & VT Athletics this summer

7. Nationally-recognized, veteran-owned non-profit Support partner secured: 22Zero.org

8. Soon ARC becomes THE modern veteran support system: coffee shop, gym, coworking, shooting range, etc

---

Our Team



Michael Klemmer Founder & CEO

Building a Veteran-Owned Coffee Company. Army Veteran. Father. Entrepreneur.

Will Johnson Director of Sales

Mack Johnson Social Media Marketing

Mara Klemmer Graphic Designer

Mara Klemmer Graphic Designer

Built the entire line of flavored coffee products, graphics, and marketing

---

Pitch


AERIAL RESUPPLY
Coffee
SINCE 2021
Caffeine & Support
for a New Generation of Veterans


Aerial Resupply
Who Is Speaking To This
New Generation of Veterans?
Legacy Veteran Support Systems Are Not Supporting Everyone
eligible veterans who
average age of an

10% eligible veterans who actually joined the VFW

67 average age of an American Legion member

Current Veteran-Owned CPG Brands Are Divisive & Polarizing

-82% 5-quarter stock **depreciation** value of the leading veteran-owned coffee brand

5% difference in political party identification among veterans

Aerial Resupply

Aerial Resupply Coffee

Caffeine & Support for a New Generation of Veterans

Stay Caffeinated

Great Coffee

- Everyday roasts, 2x-caffeinated, ground, whole bean & K-cup.

Without The Bull****

- We don't play the politics game. Supporting every veteran & unsung hero.

Support Forward

Virtual Community

- Veteran-run support orgs. for healing, rebuilding & thriving in civilian life.

Gathering Spaces

- Modern day veteran support system: coffee shop, gym, co-working space, shooting range, etc.

"We support first responders, active military, their families, veterans, and the unsung heroes who work behind the scenes supporting all of us. First with coffee, but forward-looking to a supportive community and modern day gathering spaces." ~ **Mike Klemmer**


AERIAL RESUPPLY
Coffee
SINCE 2021
VETERAN-OWNED
AERIAL RESUPPLY
Coffee
SINCE 2021

Spectre

Spectre is our darkest espresso roast -- because it's best when black. Just like the guys & gals that fly the AC130, which only operates at night, I wanted to pay homage to those who that keep the world running while the rest of us sleep.

Fair Trade / South America, Africa, Indonesia
Dark Roast

M.O.A.B.


SPECTRE
DARK ROAST ESPRESSO BLEND
MANUFACTURED FOR AERIAL RESUPPLY COFFEE
CHARLOTTESVILLE, VA 22911
12 OZ / 340 G
VETERAN-OWNED
MOAB
DOUBLE-CAFFEINATED
ROBUSTA BEAN COFFEE

Mother of All Brews, named for the Mother of All Bombs. The actual weapon, MOAB, is the largest non-nuclear ever dropped in combat. Like this HUGE weapon, MOAB is a powerhouse double caffeinated coffee.

100% Robusta Bean, Medium Roast
Double Caffeinated.


AERIAL RESUPPLY
Coffee
SINCE 2021
FIRE WATCH
100% COLOMBIAN MEDIUM BLEND
MANUFACTURED FOR AERIAL RESUPPLY COFFEE
CHARLOTTESVILLE, VA 22911
K-CUPS
15W40
ITALIAN DARK ROAST

Fire Watch

Oh, Fire Watch... being woken up at 2am so you can sit awake & watch over everyone to ensure their safety, just to wake up the next person at 3 am... then try to go back to sleep for 90 mins before everyone is woken up for the day ahead. What better name for a coffee, than a nod to the need to stay awake!

100% Colombian Supremo
Medium

15W40

Military coffee often looks & acts like motor oil. We want our coffee to be as strong as possible. Hence, 15W40. Catered mostly to mechanics & a nod to those that work on machinery, this roast really is about the people who work to keep the gears of society going.

100% Colombian Supremo
Dark roast

Aerial Resupply

I absolutely love this new Aerial Resupply Coffee. It has a great taste without being too bold. I'm a new fan of ARC, that's for sure.

Gordon Sumner

I am a fan of coffee that has a punch. 15W40, like you would expect with a name like that, delivered. Enough of a bite to the taste to

When I opened the bag I thought wow, this is the best smelling coffee I've ever smelled, so nutty. Loved the smell & it made an incredibly smooth silky pot of coffee. ARC bumped other brands off my list; I'm a customer for good now!

Melissa Gandy

CUSTOME
TESTIMONI


let you know you are drinking
the real deal. As the name implies,
this will keep all the body parts
moving throughout the day.
Don McKeefery
R
A
L
S


Separating Our Brand
Aerial Resupply
Hands-On Support For a
New Generation of Veterans
Divisive
Veteran Owned
Brand
Inclusive &
Non-Polarizing,
Veteran Owned
Brand
Hands-On Support NOT
Build Into Business Model
B R C C
BLACKOUT COFFEE CO.
AERIAL RESUPPLY Coffee SINCE 2021
rip it ENERGY FUEL
Invader COFFEE


Our Distribution Channels
Aerial Resupply
Market Entry
Market Growth
Core Market
Direct-To-
Consumer / Biz
- DTC online driven by
39K+ personal following
- 3PL aids in signing w/
food service providers
1
Business-To-
Government
- DOD fed-mandated 5%
on vet./min. owned SMBs
- Veteran Affairs only
contracts w/ vet. owned
2
Brick & Mortar
Support Systems
Modern day veteran support
system: coffee shop, gym,
co-working space,
shooting range, etc.
3
Certified veteran owned + 3PL corp. structure + intimate
This is our differentiator.

knowledge & connections in B2G purchasing space =
we are particularly well suited to capitalize here

our end goal, the core reason we started, and what you are investing in today

Current Deals & 18 Month Pipeline

22Zero
Core by-veteran-for-veteran non-profit partner

Amazon
Debuted on platform in 6 months of co. launch

VT Athletics
Sponsorship & game day distrib. partnership starts Fall '23

Aramark
Using 3PL & local connects to enter relationship

Kroger - Cville
Current 3 store local launch w/ regional expansion when successful

Army Air Forces Exchange
The "Walmart" of DOD installations - Key focus over the coming 18 months

Aerial Resupply



Mike Klemmer

Founder, Veteran, Father

Mike & Nikki Klemmer are the founders of Aerial Resupply Coffee. For 20 years as a logistics officer in the U.S. Army, my career was to provide people with beans, bullets, and beds. I was a part of the unsung hereo's supporting the courageous front line. After years of post-service, logistics work for public-private companies, I've gone all in on my passion of providing premium roasted coffee & community support to veterans and all of the unsung heroes behind the scenes, that keep our society running.

Logistics & distribution are key in this business, and having spent 20 years doing just that with the biggest industry in the world (the US military), and another couple of decades working logistics in civilian life, I feel confident in our ability to expand ARC to distribution points across the USA.

Service Disabled Veteran Owned Small Business
SDVOSB
CVE

A Logistics & Distribution Leader

Aerial Resupply

Aerial Resupply By The Numbers

4,000
Total Orders Last Year

5x
Projected Growth in 2023

$90
Lifetime Value of Customer

56%
YOY Increase in Subscriptions



Aerial Resupply
$10M
$7.5M
$5M
$2.5M
Rev. $4500K
Exp. $300K
$73K
$1M
$5M
FINANCIAL PROJECTIONS
2021
2022
2023
2024
2025
2026
2027
DTC Orders 500 4,000 8,000 16,000 40,000 80,000 200,000
Employees 1 1 2 3 5 8 10

Forward-looking projections are not guaranteed.



Aerial Resupply
We have bootstrapped ARC to it's current position with just $50K in personal savings. As of Q2-'23, we are profitable with a comfortable cushion in the bank. But great **coffee is really just the marketing machine for the larger community vision** of Aerial Resupply. It is time to begin our work supporting a new generation of veterans with hands-on and virtual support.
Bootstrapping
$50K
$500K
Bringing in Growth Partners
As a Service Disabled Veteran Owned Business, it is important that we keep 50%+ ownership for as long as possible, in order to capitalize on government conctracts & cheaper funding options.
$60K - Growth Marketing
$140K - 2x Salaries
$100K - CAPEX
$200K - Operating Cash
$500K current raise



Aerial Resupply
Assumptions:
(1) AVG annual return in the market of 6%
(2) Rev Share based off current projections + terms of investment (2x payback / 3% Rev.)
$20,000
$17,500
$15,000
$12,500
$10,000
Revenue Share
Stock Market
Today
Yr 1
Yr 2
Yr 3
Yr 4
Yr 5
Yr 6
Revenue Share

Forward-looking statements are not guaranteed.


Aerial Resupply
Turning $500K Into $1 Billion
CURRENT
NEXT 6
NEXT 18
SERIES A
LIQUIDITY
Solopreneur
COO, Sales & Marketing (B2B)

CFO, VP of B2G, CPO, CMO
60%+ Veteran-led Team
1x Roasting Facility
2nd Roasting & Dist. Facility

First 3 Veteran Support Locations
50+ Support Locations
DTC
Key B2C Non-Profit Partners / Local Grocery
Corp. Food Service / Government Contracts
National B2B Expansion / "In-Store" Experiences
Black Rifle-level Brand Awareness

Forward-looking statements are not guaranteed.


Mike
Nikki
Mara
AERIAL RESUPPLY
Coffee
SINCE 2021
Caffeine
& Support
for a New
Generation of
Veterans

Downloads

Downloads

Aerial Resupply Revenue Share Projections.pdf